SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 3

Easton Bancorp, Inc.

(NAME OF THE ISSUER)

Easton Bancorp, Inc.

Easton Facilitation, Inc.

Jack H. Bishop, D.D.S.

J. Parker Callahan, Jr.

Charles T. Capute

Stephen W. Chitty

J. Frederick Heaton D.M.D.

W. David Hill, D.D.S.

Thomas E. Hill

William C. Hill, P.D.

William R. Houck, D.D.S.

David F. Lesperance

Vinodrai Mehta, M.D.

R. Michael S. Menzies, Sr.

Pamela A. Mussenden

Mahmood S. Shariff, M.D.

James B. Spear, Sr.

Myron J. Szczukowski, Jr., M.D.

Sheila A. Wainwright

Jerry L. Wilcoxon

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

277496-10-5

(CUSIP Number of Class of Securities)

R. Michael S. Menzies

President

Easton Bancorp, Inc.

501 Idlewild Avenue

Easton, Maryland 21601

(410) 819-0300

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Sanford M. Brown, Esq.

Bracewell & Patterson, L.L.P.

500 N. Akard, Suite 4000

Dallas, Texas 75201-3387

(214) 758-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$3,024,402	$2,490.76

(1) The transaction value was determined based upon the product of (a) 185,660 shares of common stock estimated to be acquired from shareholders in the merger and (b) the merger consideration of $16.29 per share. The filing fee was determined based upon the product of (a) the 764,507 shares of common stock issued and outstanding, to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $16.29 per share of common stock.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,490.76

Form or Registration No.: Schedule 14A

Filing Party: Easton Bancorp, Inc.

Date Filed: May 10, 2004

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Easton Bancorp, Inc., a Maryland corporation and registered bank holding company (“Easton”), (2) Easton Facilitation, Inc., a newly-formed, wholly-owned subsidiary of Easton (“merger subsidiary”), and (3) Jack H. Bishop, D.D.S., J. Parker Callahan, Jr., Charles T. Capute, Stephen W. Chitty, J. Frederick Heaton D.M.D., W. David Hill, D.D.S., Thomas E. Hill, William C. Hill, P.D., William R. Houck, D.D.S., David F. Lesperance, Vinodrai Mehta, M.D., R. Michael S. Menzies, Sr., Pamela A. Mussenden, Roger A. Orsini, M.D., Mahmood S. Shariff, M.D., James B. Spear, Sr., Myron J. Szczukowski, Jr., M.D., Sheila A. Wainwright, and Jerry L. Wilcoxon, in connection with the proposed merger (the “merger”) of merger subsidiary with and into Easton, with Easton being the surviving corporation following the merger. The merger will be effectuated pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003 (the “merger agreement”), between Easton and merger subsidiary.

Subject to the terms of the merger agreement, (i) each share of Easton’s common stock, par value $0.10 per share (“Easton common stock”), held of record by a stockholder who owns, at the effective time of the merger, fewer than 1,500 shares of Easton common stock, will be converted into the right to receive $16.29 in cash from Easton, and (ii) each share of Easton common stock held of record by a stockholder who owns, at the effective time of the merger, 1,500 or more shares of Easton common stock, will not be effected by the merger and will remain a validly issued and outstanding share of Easton common stock after the merger.

This Schedule 13E-3 is being filed with the SEC concurrently with a definitive proxy statement (“Proxy Statement”) filed by Easton under Regulation 14A of the Exchange Act pursuant to which the holders of the Easton common stock will be given notice of a special meeting of stockholders of Easton (the “special meeting”) and will be asked to approve the merger agreement, and to transact any other business properly brought before the special meeting. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in this Proxy Statement and the schedules, exhibits, appendices and annexes thereto. A copy of the merger agreement is attached as Appendix A to the Proxy Statement filed by Easton contemporaneously herewith. The Proxy Statement is attached hereto as Exhibit (a)(1).

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002

(a) Name and Address. The name of the company is Easton Bancorp, Inc. The address of the principal executive offices of the company is 501 Idlewild Avenue, Easton, Maryland 21601. Easton is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the Proxy Statement under “Summary Term Sheet – The Companies” and “The Parties” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under “Summary Term Sheet – Shares Entitled to Vote; Quorum and Vote Required” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

(c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under “Common Stock and Dividend Information – Per Share Market Prices and Dividend Information” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Common Stock and Dividend Information – Easton Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003

(a) Name and Address . The information set forth under “Notice of Special Meeting of Stockholders,” “Summary Term Sheet – The Companies” and “The Parties – Directors and Executive Officers of Easton” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the proxy statement under “The Parties—Directors and Executive Officers of Easton” is incorporated herein by reference.

During the last five years, neither Easton nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Easton is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION

Item 1004

(a) Material Terms. The following information is incorporated by reference from the Proxy Statement: “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Purpose and Reasons for the Merger,” “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required,” “Special Factors – Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” “Special Factors – Anticipated Accounting Treatment,” “Special Factors – Material U.S. Federal Income Tax Consequences,” and “The Merger Agreement – Conversion of Shares in the Merger.”

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” and “The Merger Agreement – Conversion of Shares in the Merger” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Summary Term Sheet – Appraisal Rights of Stockholders” and “Special Factors – Appraisal Rights of Easton Stockholders” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a) Transactions. Easton and the Bank have banking and other transactions in the ordinary course of business with the directors and officers of Easton and the Bank and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such officers or directors have a controlling interest, on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Such transactions do not involve more than the normal risk of collectibility or present other unfavorable features of Easton and the Bank. Loans to individual directors and officers must comply with the Bank’s lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of such loan application. As of December 31, 2003, all of such loans aggregated approximately $1.7 million.

Also, the information set forth in the Proxy Statement under “Common Stock and Dividend Information – Easton Common Stock Purchase and Sale Information” and the information set forth under “Item 10. Executive Compensation” of Easton’s Annual Report on Form 10-KSB for the year ended December 31, 2003 filed with the Securities and Exchange Commission on April 6, 2004 and included at Appendix D of the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger,” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “Special Factors – Conduct of Easton’s Business After the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. During 1999, Easton granted 56,000 nonqualified stock options to purchase shares of Easton common stock to R. Michael S. Menzies, the President and a director of Easton. The options vest in increments of 10% per year, have an exercise price of $10.00 per share and expire on December 31, 2009. As of the date of this Schedule 13E-3, 28,000 of the 56,000 options were fully vested and subject to exercise by Mr. Menzies. The information set forth in the Proxy Statement under “The Merger Agreement – Treatment of Options” is incorporated herein by reference.

Easton has adopted the Easton Bancorp, Inc. 1991 Stock Option Plan (the “Plan”) which covers 35,000 shares of Easton common stock, and is intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended. The Plan is administered by the board of directors and provides for granting of options to purchase shares of Easton common stock to the officers and other key employees of Easton and its wholly-owned subsidiary, Easton Bank & Trust Company. Options will be exercisable on such terms as may be determined by the body administering the Plan, but in any event, options intended to quality as incentive stock options will be exercisable no later than ten (10) years after the date of grant. As of the date of this Schedule 13E-3, there were no options outstanding which were granted under the Plan.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b) Use of Securities Acquired. The shares of Easton common stock converted in the merger into the right to receive $16.29 in cash will, after the merger, be included in Easton’s authorized but unissued shares and would be available for issuance in the future.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Conduct of Easton’s Business After the Merger,” “Special Factors – Effects of the Merger,” “Common Stock and Dividend Information – Per Share Market Prices and Dividend Information” and “The Merger Agreement” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” and “Special Factors – Purpose and Reasons for the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” and “Special Factors – Purpose and Reasons for the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Special Factors – Effects of the Merger,” “Special Factors – Effect of the Merger on Stockholders,” “Special Factors – Material U.S. Federal Income Tax Consequences,” and “Special Factors – Conduct of Easton’s Business After the Merger” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

Item 1014

(a)-(e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Purpose and Reasons for the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal,” “Special Factors – Fairness Determination by Filing Persons,” “Special Factors – Merger Subsidiary’s Determination of Fairness of the Merger Proposal,” and “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report; Opinion or Appraisal. The information set forth in the Proxy Statement under “Summary Term Sheet – Opinion of Financial Advisor”, “Special Factors – Background of the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal,” and “Special Factors – Opinion of Financial Advisor,” and Appendix B to the Proxy Statement is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors – Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under “Summary Term Sheet – Financing of the Merger,” “Special Factors – Effects of the Merger – Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors – Fees and Expenses,” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under “Summary Term Sheet – Financing of the Merger” and “Special Factors – Effects of the Merger – Financial Effects of the Merger; Financing of the Merger” is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under “The Parties – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “Common Stock and Dividend Information – Easton Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)-(e) Intent to Tender or Vote in a Going Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under “Summary Term Sheet – Members of Easton’s Management are Expected to Vote Their Shares for Approval of the Merger Agreement” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

Item 1010

(a) Financial Information. The audited financial statements for Easton as of December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 are included with and incorporated in the Proxy Statement from Easton’s Annual Report on Form 10-KSB for the year ended December 31, 2003. The information in the Proxy Statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference. Also, the information included in the Proxy Statement under “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “Summary Financial Information – Summary Unaudited Pro Forma Financial Information” and “Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting – Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Item 1016

(a)(i) Definitive Proxy Statement on Schedule 14A, including all appendices thereto, filed with the SEC on May 14, 2004 (incorporated herein by reference).

(a)(ii) Press Release issued by Easton on December 4, 2003 and related Letter to Shareholders dated December 4, 2003 issued by Easton on December 4, 2003 (incorporated herein by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by Easton on December 31, 2003).

(c)(i) Opinion of Baxter Fentriss and Company, dated December 4, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii) Valuation of a minority interest of common stock of Easton Bancorp, Inc. presented by Baxter Fentriss and Company to the Board of Directors of Easton, dated November 12, 2003.*

(d)(i) Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003, by and between Easton and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii) Easton Bancorp, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-18, File No. 33-43317).

(d)(iii) Non-Qualified Stock Option Agreement with R. Michael S. Menzies, dated May 1, 1999 (incorporated by reference to Exhibit 10.4 of the Easton Annual Report on Form 10-KSB filed on March 28, 2000 for the year ended December 31, 1999).

(f) Title 3, Subtitle 2 of the Maryland General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g) Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date	EASTON BANCORP, INC.

May 14, 2004	By:	/s/ R. Michael S. Menzies

R. Michael S. Menzies, President

EASTON FACILITATION, INC.

May 14, 2004	By:	/s/ R. Michael S. Menzies

R. Michael S. Menzies, President

Date May 14, 2004	By:	Signature /s/ Jack H. Bishop, D.D.S.*

Jack H. Bishop, D.D.S.

May 14, 2004	By:	/s/ J. Parker Callahan, Jr.*

J. Parker Callahan, Jr.

May 14, 2004	By:	/s/ Charles T. Capute*

Charles T. Capute

May 14, 2004	By:	/s/ Stephen W. Chitty*

Stephen W. Chitty

May 14, 2004	By:	/s/ J. Frederick Heaton, D.M.D.*

J. Frederick Heaton, D.M.D.

May 14, 2004	By:	/s/ W. David Hill, D.D.S.*

W. David Hill, D.D.S.

May 14, 2004	By:	/s/ Thomas E. Hill*

Thomas E. Hill

May 14, 2004	By:	/s/ William C. Hill, P.D. *

William C. Hill, P.D.

May 14, 2004	By:	/s/ William R. Houck, D.D.S.*

William R. Houck, D.D.S.

May 14, 2004	By:	/s/ David F. Lesperance*

David F. Lesperance

May 14, 2004	By:	/s/ R. Michael S. Menzies

R. Michael S. Menzies

May 14, 2004	By:	/s/ Vinodrai Mehta, M.D.*

Vinodrai Mehta, M.D.

May 14, 2004	By:	/s/ Pamela A. Mussenden

Pamela A. Mussenden

May 14, 2004	By:	/s/ Roger A. Orsini, M.D.*

Roger A. Orsini, M.D.

May 14, 2004	By:	/s/ Mahmood S. Shariff, M.D.*

Mahmood S. Shariff, M.D.

May 14, 2004	By:	/s/ James B. Spear, Sr. *

James B. Spear, Sr.

May 14, 2004	By:	/s/ Myron J. Szczukowski, Jr., M.D.*

Myron J. Szczukowski, Jr., M.D.

May 14, 2004	By:	/s/ Sheila A. Wainwright*

Sheila A. Wainwright

May 14, 2004	By:	/s/ Jerry L. Wilcoxon

Jerry L. Wilcoxon

May 14, 2004	*By:	/s/ R. Michael S. Menzies

R. Michael S. Menzies Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Definitive Proxy Statement on Schedule 14A including all appendices thereto filed with the SEC on May 14, 2004 (incorporated herein by reference).

(a)(ii)	Press Release issued by Easton on December 4, 2003 and related Letter to Shareholders dated December 4, 2003 issued by Easton on December 4, 2003 (incorporated herein by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8 K filed by Easton on December 31, 2003).

(c)(i)	Opinion of Baxter Fentriss and Company dated December 4, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)	Valuation of a minority interest of common stock of Easton Bancorp, Inc. presented by Baxter Fentriss and Company to the Board of Directors of Easton, dated November 12, 2003.*

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003, by and between Easton and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii)	Easton Bancorp, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-18, File No. 33-43317).

(d)(iii)	Non-Qualified Stock Option Agreement with R. Michael S. Menzies, dated May 1, 1999 (incorporated by reference to Exhibit 10.4 of the Easton Annual Report on Form 10-KSB filed on March 28, 2000 for the year ended December 31, 1999).

(f)	Title 3, Subtitle 2 of the Maryland General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	Not applicable.

*	Previously filed.